UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No.   0_)

SIGMA LITHIUM CORP
-------------------------------------------------------
(Name of Issuer)

COMMON STOCK
-------------------------------------------------------
(Title of Class of Securities)

826599102
-------------------------------------------------------
(CUSIP Number)


September 15, 2021
---------------------------------------------------------
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 826599102	     13G			Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS

	Brazil International Fund SPC on Behalf of JGP Offshore Segregated
	Portfolio


2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)

(a)    [ ]
(b)    [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Island

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER:

	4,359,300.00*

6.	SHARED VOTING POWER

	00,000

7.	SOLE DISPOSITIVE POWER

	4,359,300.00

8.	SHARED DISPOSITIVE POWER

	00,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 	4,359,300.00

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions)

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.39%

12.	TYPE OF REPORTING PERSON (see instructions)

	CO

*This figure is regarding when the obligation to file this Schedule 13G arose on September 15, 2021.



CUSIP No. 826599102	13G				Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS

	Starvik Fund

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)

(a)    [ ]
(b)    [X]

3.	SEC USE ONLY


4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Island

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

       680,000*
6.	SHARED VOTING POWER

       00,000

7.	SOLE DISPOSITIVE POWER

       680,000*

8.	SHARED DISPOSITIVE POWER

       00,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       680,000

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (see instructions)

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0,68%

12.	TYPE OF REPORTING PERSON (see instructions)

        CO

*This figure is regarding when the obligation to file this Schedule 13G arose on September 15, 2021


CUSIP No. 826599102             	13G		Page 4 of 7 Pages

1.	NAMES OF REPORTING PERSONS

	JGP ESG Institucional Master Fundos de Investimentos em Acoes

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)

(a)    [ ]
(b)    [X]

3.	SEC USE ONLY


4.	CITIZENSHIP OR PLACE OF ORGANIZATION

	Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

       46,300*

6.	SHARED VOTING POWER

       00,000

7.	SOLE DISPOSITIVE POWER

       00,000


8.	SHARED DISPOSITIVE POWER

	46,300

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       46,300

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (see instructions)

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	0,05%

12.	TYPE OF REPORTING PERSON (see instructions)

        OO

*This figure is regarding when the obligation to file this Schedule 13G arose on September 15, 2021



CUSIP No 826599102	13G	Page 5 of 7 Pages


Item 1.

(a)   Name of Issuer

---------------------------------------------------------------
 Sigma Lithium Corporation

(b)   Address of Issuer Principal Executive Offices

----------------------------------------------------------------

2200 HSBC BUILDING, 885 WEST GEORGE STREET - VANCOUVER - BC V6C 3E8
- CANADA

Item 2.

(a)   Name of Person Filing:
----------------------------------------------------------------------
This Schedule 13G is being filed by each of the following persons
(each a Reporting Person, and together, the Reporting Persons):

Brazil International Fund SPC on Behalf of JGP Offshore
Segregated Portfolio
JGP Starvik.
JGP ESG Institucional Master Fundos de Investimentos em Acoes

The first two Reporting Persons are mutual funds managed by JGP Global Gestao de Recursos Ltda.and the last Reporting Person is an investment fund managed by JGP Gestao de Recursos Ltda.


(b)   Address of the Principal Office or, if none, residence
---------------------------------------------------------------------
Brazil International Fund SPC on Behalf of JGP Offshore Segregated Portfolio - 190 Elgin Avenue, George Town, Grand Cayman KY1-9007
Cayman Islands.

JGP Starvik. -
MUFG House, 227 Elgin Avenue, P.O. Box 852 GT Grand Cayman KY1-1103
Cayman.

JGP ESG Institucional Master Fundos de Investimentos em Acoes
Rua Humaita 275 11 andar, Rio de Janeiro, Brazil, cep. 22261-005

(c)   Citizenship
-------------------------------------------------------------------------
Brazil International Fund SPC on Behalf of JGP Offshore Segregated Portfolio and JGP Starvik are Mutual Funds constituted in Cayman Island.

JGP ESG Institucional Master Fundos de Investimentos em Acoes is an Investment fund constituted in Brazil.

(d)   Title of Class of Securities
-------------------------------------------------------------------------
   Common Stock

(e)   CUSIP Number
--------------------------------------------------------------------------
      826599102


Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

        N.A.

Item 4.  Ownership.




CUSIP No 826599102	13G	Page 6 of 7 Pages


(a) Amount beneficially owned: See the responses to row 9 on the attached cover pages for each Reporting Person.
(b) Percent of class: See the responses to row 11 on the attached cover pages for each Reporting Person.
(c) Number of shares as to which such person has:

	(i)Sole power to vote or to direct the vote: See the responses to row 5 on the attached coverpages for each Reporting Person.

	(ii)Shared power to vote or to direct the vote: See the responses to row 6 on the attached cover pages for each Reporting Person.

	(iii)Sole power to dispose or to direct the disposition of:
	See the responses to row 7 on the attached cover pages for each Reporting Person.

	(iv)Shared power to dispose or to direct the disposition of:
	See the responses to row 8 on the attached cover pages for each Reporting Person.


Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following?

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

 N.A.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

 N.A.

Item 8.  Identification and Classification of Members of the Group.

 N.A.

Item 9.  Notice of Dissolution of Group.

 N.A.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



CUSIP No 826599102	13G	Page 7 of 7 Pages


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: 02/10/2022



Brazil International Fund SPC on Behalf of JGP Offshore Segregated Portfolio

Signature: Andre Jakurski/Roberto Vaimberg
Title: Legal Representatives of JGP Global
Gestao de Recursos Ltda - Investment Manager

JGP Starvik

Signature: Andre Jakurski/Roberto Vaimberg
Title: Legal Representatives of JGP Global
Gestao de Recursos Ltda - Investment Manager


JGP ESG Institucional Master Fundos de Investimentos em Acoes

Signature: Carlos Herique Lorentz Oliveira /Roberto Vaimberg
Title: Legal Representatives of JGP Gestao de Recursos Ltda
Investment Manager